SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             HONDO OIL & GAS COMPANY
                         -------------------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
                         -------------------------------
                         (Title of class of securities)

                                   438138-10-9
                         -------------------------------
                                 (CUSIP Number)

                           Rudolph H. Funke, Secretary
                                  Lonrho, Inc.
                                805 Third Avenue
                            New York, New York 10022
                -------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                January 5, 1996
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [X]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)




                               Page 1 of 39 Pages





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CUSIP No. 438138-10-9                       Page 2 of 39 Pages


Response to Question  1:   Lonrho Plc
Response to Question  2:   (a)
Response to Question  3:   SEC USE ONLY
Response to Question  4:   BK, OO
Response to Question  5:   N/A
Response to Question  6:   Great Britain
Response to Question  7:   164,544
Response to Question  8:   10,296,108   (shared with subsidiaries)
Response to Question  9:   164,544
Response to Question 10:   10,296,108   (shared with subsidiaries)
Response to Question 11:   10,460,652   (includes all shares owned by  all group
                                        members)
Response to Question 12:   N/A
Response to Question 13:   77.1%
Response to Question 14:   HC;CO






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CUSIP No. 438138-10-9                       Page 3 of 39 Pages



Response to Question  1:   Lonrho, Inc.
Response to Question  2:   (a)
Response to Question  3:   SEC USE ONLY
Response to Question  4:   AF
Response to Question  5:   N/A
Response to Question  6:   Delaware
Response to Question  7:            0
Response to Question  8:   10,150,200   (shared  with  a  parent  company  and
                                         affiliates)
Response to Question  9:            0
Response to Question 10:   10,150,200   (shared  with  a  parent  company  and
                                         affiliates)
Response to Question 11:   10,150,200   (may  be  deemed to beneficially own all
                                        10,460,652  shares   owned   by   group)
Response to Question 12:   X            (excludes 310,452 shares owned by  other
                                        group members)
Response to Question 13:   74.9%        (group's percentage ownership is 77.1%)
Response to Question 14:   HC; CO





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CUSIP No. 438138-10-9                       Page 4 of 39 Pages



Response to Question  1:   Scottsdale Princess, Inc.
Response to Question  2:   (a)
Response to Question  3:   SEC USE ONLY
Response to Question  4:   WC
Response to Question  5:   N/A
Response to Question  6:   Delaware
Response to Question  7:            0
Response to Question  8:   10,150,200   (shared  with  a  parent  company  and
                                         affiliates)
Response to Question  9:            0
Response to Question 10:   10,150,200   (shared  with  a  parent  company  and
                                         affiliates)
Response to Question 11:   10,150,200   (may be deemed to beneficially  own  all
                                        10,460,652   shares   owned   by  group)
Response to Question 12:   X            (excludes 310,452 shares owned by  other
                                        group members)
Response to Question 13:   74.9%        (group's percentage is 77.1%)
Response to Question 14:   CO





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CUSIP No. 438138-10-9                       Page 5 of 39 Pages



Response to Question  1:   Thamesedge Ltd.
Response to Question  2:   (a)
Response to Question  3:   SEC USE ONLY
Response to Question  4:   OO
Response to Question  5:   N/A
Response to Question  6:   Great Britain
Response to Question  7:         0
Response to Question  8:   145,908      (shared with parent)
Response to Question  9:         0
Response to Question 10:   145,908      (shared with parent)
Response to Question 11:   145,908      (may  be  deemed to beneficially own all
                                        10,460,652 shares owned by group)
Response to Question 12:   X            (excludes  10,314,744  shares  owned  by
                                        other group members)
Response to Question 13:   1.1%         (group's percentage is 77.1%)
Response to Question 14:   CO




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CUSIP No. 438138-10-9                       Page 6 of 39 Pages

Response to Question  1:   The Hondo Company
Response to Question  2:   (a)
Response to Question  3:   SEC USE ONLY
Response to Question  4:   OO
Response to Question  5:   N/A
Response to Question  6:   New Mexico
Response to Question  7:            0
Response to Question  8:   10,150,200   (shared with parents)
Response to Question  9:            0
Response to Question 10:   10,150,200   (shared with parents)
Response to Question 11:   10,150,200   (may  be  deemed  to  own all 10,460,652
                                        shares owned by group)
Response to Question 12:   X            (excludes 310,452 shares owned by  other
                                        group members)
Response to Question 13:   74.90%       (group's percentage is 77.1%)
Response to Question 14:   CO











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CUSIP No. 438138-10-9                       Page 7 of 39 Pages


                                  INTRODUCTION

     This statement is being filed jointly by Lonrho Plc, Lonrho, Inc., Scottsdale Princess, Inc., Thamesedge Ltd. and The Hondo Company (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company. Lonrho Plc is the parent of each of Lonrho, Inc., Scottsdale Princess, Inc. and Thamesedge Ltd. and, through Lonrho, Inc. and Scottsdale Princess, Inc., the parent of The Hondo Company.

     Prior to October 7, 1994, Lonrho Plc, Lonrho, Inc. and The Hondo Company filed a joint statement (and amendments thereto) on Schedule 13D with Mr. Robert
O. Anderson. Lonrho, Plc and Lonrho, Inc. determined to report separately from, in lieu of filing jointly with, The Hondo Company and Mr. Anderson. Accordingly, Lonrho Plc and Lonrho, Inc. filed, together with Scottsdale Princess, Inc., a
Schedule 13D on October 7, 1994 (the "Original Schedule 13D"). Those Reporting Persons subsequently filed Amendment No. 1 to their Schedule 13D on August 23, 1995 ("Amendment No. 1"). The Original Schedule 13D, as amended by Amendment No. 1, is referred to collectively as the "Schedule 13D".

     Among other things, this Amendment No. 2 adds (i) Thamesedge Ltd. as a Reporting Person and (b) includes The Hondo Company, which previously filed reports with Mr. Robert O. Anderson, W. Phelps Anderson and Robert B. Anderson (the "Anderson Family"). This Amendment No. 2 amends the Schedule 13D and relfects all information as if a new Schedule 13D were filed. Any information with respect to the Anderson Family is to the best knowledge and belief of the Reporting Persons.

Item 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $1 per share (the "Common Stock"), of Hondo Oil & Gas Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 401 East College Boulevard, Rosewell, New Mexico 88201.

Item 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by (a) Lonrho Plc, a corporation organized under the laws of England, the principal business office of which is located at Four Grosvenor Place, London, SW1X 7DL,, England; (b) Lonrho, Inc., a Delaware corporation, the principal business office of which is located at 805 Third Avenue, New York, New York 10022; (c) Scottsdale Princess, Inc., a Delaware corporation, the principal business office of which is located at 7575 East Princess Drive, Scottsdale, Arizona 85255 ("Scottsdale"); (d) Thamesedge Ltd., a corporation organized under the laws of England, the principal business office of which is located at Four Grosvenor Place, London, SW1X 7DL, England ("Thamesedge"); and (e) The Hondo Company, a New Mexico corporation, the principal business office of which is located at 410 East College Boulevard, Rosewell, New Mexico



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CUSIP No. 438138-10-9                       Page 8 of 39 Pages

88201 ("Hondo Company"). Lonrho Plc, Lonrho, Inc., Scottsdale, Thamesedge and Hondo Company are referred to herein collectively as the "Reporting Persons."

     Lonrho Plc is a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged in a variety of activities, including mining, agriculture, motor vehicle and agricultural equipment distribution, manufacturing, freight forwarding and warehousing, printing and publishing and the ownership and management of property and hotels.

     Lonrho, Inc., an indirect wholly-owned subsidiary of Lonrho Plc, is a holding company for the shares of The Hondo Company.

     Scottsdale, an indirect wholly-owned subsidiary of Lonrho Plc, is a holding company for a hotel interest.

     Thamesedge, a wholly-owned subsidiary of Lonrho Plc, is a finance and investment company.

     Hondo Company is a holding company for the shares of the Issuer.

     As a result of their common control relationship, the Reporting Persons, may be deemed to be a "group" under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Persons are set forth in Appendix A hereto, and incorporated herein by reference.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.




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CUSIP No. 438138-10-9                       Page 9 of 39 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock beneficially owned by the Reporting Persons were acquired as follows:

          (i) Pursuant to an Exchange Agreement dated as of October 28, 1987 among Hondo Company, Hondo Oil & Gas (a wholly-owned subsidiary of Hondo Company) and the Issuer (then known as Pauley Petroleum Inc.), on January 19, 1988, the Issuer issued 10,000,000 shares of Common Stock to Hondo Company in exchange for Hondo Company's transfer to the Issuer of all of the outstanding stock of Hondo Oil & Gas.

          (ii) During the period from December 21, 1987 through January 8, 1988, Hondo Company purchased an aggregate of 121,000 shares of Common Stock in open market transactions at prices ranging from $14.50 to $18.00 (or an aggregate of approximately $2,083,000).

          (iii) On January 19, 1988, Hondo Company purchased 350,000 shares of Common Stock at $20.00 per share (or an aggregate of $7,000,000) from William R. Pagen under a Stock Purchase and Option Agreement dated as of December 14, 1987 executed by Mr. Pagen on January 19, 1988. The Stock Purchase and Option Agreement also granted Hondo Company an option to purchase up to an additional 120,000 shares of Common Stock from Mr. Pagen, which option expired unexercised on January 19, 1988.

          (iv) On April 3, 1995, 99,113 and 89,967 shares were issued by the Issuer to Lonrho Plc and Thamesedge, respectively, in payment of interest of $1,201,749.50 and $1,090,850.52, respectively, for the six months ended April 1, 1995 on certain indebtedness owed to them by the Issuer, which interest may be paid if agreed between them in Common Stock of the Issuer. See paragraph (b) described in Item 6.

          (v) On October 5, 1995, 65,431 and 55,941 shares were issued by the Issuer to Lonrho Plc and Thamesedge, respectively, in payment of interest of $1,275,911.70 and $1,090,850.52, respectively, for the six months ended October 1, 1995 on certain indebtedness owed to them by the Issuer. See paragraph (b) described in Item 6.

          Funds used by Hondo Company for the purchases of the Issuer's Common Stock from Mr. Pagen and on the open market were borrowed from Union Bank under a Revolving Credit Agreement dated January 12, 1988 (which, as amended to date, is hereinafter referred to as the "Revolving Credit Agreement").

          Since September 14, 1992, Hondo Company has sold an aggregate of 320,800 shares of the Issuer's Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and under a Registration Statement filed under the Securities Act by the Issuer on behalf of Hondo Company.

CUSIP No. 438138-10-9                       Page 10 of 39 Pages

          (c) On October 3, 1994, Lonrho Plc purchased from Union Bank for $40,000,000, and received an assignment of, all of Union Bank's rights and obligations under the Revolving Credit Agreement, the related Promissory Note issued by Hondo Company thereunder (the "Note"), the Pledge Agreement dated July 24, 1990 between Hondo Company and the Bank (the "Pledge Agreement") and the guarantees of Lonrho Plc and Mr. Anderson of Hondo Company's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement. The Pledge Agreement secured Hondo Company's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement by a pledge of all shares of Common Stock of the Issuer then or thereafter owned by Hondo Company. Lonrho Plc obtained the funds used to consummate the purchase from borrowings under available lines of credit from Lloyd's Bank.

     The Revolving Credit Agreement entitled Hondo Company to borrow up to $55,000,000 but required it to limit the aggregate unpaid principal amount of loans to be outstanding from October 1, 1992 until September 30, 1993 to $50,000,000 and thereafter until September 30, 1994 to $40,000,000, at which time the remaining unpaid principal balance was to be repaid in full. The Revolving Credit Agreement provides for interest at Union Bank's "Reference Rate" plus 1-1/4% through March 31, 1991, 1-3/4% thereafter through September 30, 1993 and 3% thereafter through September 30, 1994. During any period that the loans are not paid when due, the outstanding principal balance under the Revolving Credit Agreement bears interest at Union's Bank's Reference Rate plus 5-1/4% per annum. There remains outstanding under the Revolving Credit Agreement $40,000,000 principal amount of indebtedness.



     Under the Revolving Credit Agreement Lonrho Plc is entitled to, among other things, declare all or a portion of the outstanding loans and other amounts payable thereunder to become due and payable.

     Lonrho Plc reserves the right to declare an "Event of Default" and to exercise its rights and remedies provided under the Pledge Agreement, including selling the pledged shares from time to time and applying proceeds received therefrom to the payment of all obligations of Hondo Company under the Revolving Credit Agreement, Note and Pledge Agreement, inclusive of principal, interest, fees and expenses. Any surplus cash proceeds and any shares not sold after the repayment of such amounts will revert to Hondo Company. In this regard, the Issuer has filed a registration statement under the Securities Act by Lonrho Plc, Lonrho, Inc. and to enable Lonrho Plc. to sell pledged shares. The effect of any such sale will be to reduce the number of shares of Common Stock owned directly by Hondo Company and, through Hondo Company, by Lonrho Plc, Lonrho, Inc. and Scottsdale.

Item 4.      PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the shares of Common Stock by Hondo Company in October 1987 was to acquire control of the Issuer under an arrangement which effectively provided joint control of the Issuer by Lonrho Plc and Lonrho, Inc., on the one hand, and the Anderson Family, on the other hand. The other purchases of the Issuer's Common Stock reflected in Item 3 increased



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CUSIP No. 438138-10-9                       Page 11 of 39 Pages

the Reporting Persons' investment and interest in the Issuer's Common Stock. The purpose of the Revised Settlement Agreement discussed in paragraph (c) of Item 6 is to, among other things, vest control of Hondo Company solely in Lonrho Plc., Lonrho. Inc. and Scottsdale and provide a mechanism by which the interest of the Anderson Family in Hondo Company may become a direct interest in a portion of the Issuer's Common Stock held by Hondo Company .

     No Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire directly shares of Common Stock, including the acquisition by Lonrho Plc of shares in satisfaction of some or all of Hondo Company's obligations under the Revolving Credit Agreement and additional shares of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to Lonrho Plc as described in paragraph (b) of Item 6) or the disposition of securities of the Issuer (except that Hondo Company, as owner, and Lonrho Plc, as pledgee, reserve the right to sell shares covered by a registration statement filed under the Securities Act by the Issuer with respect to 3,609,200 shares of the Issuer's Common Stock, and Lonrho Plc and Thamesedge reserve the right to sell shares covered by other registration statements filed under the Securities Act by the Issuer with respect to shares of the Issuer's Common Stock issued to them by the Issuer in payment of interest on certain indebtedness owed them by the Issuer; all shares owned by the Reporting Persons could also be pursuant to Rule 144 under the Securities Act or another exemtion from the registration provisions of the Securities Act), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although Lonrho Plc reserves the right to enforce the rights granted to it by the Issuer under certain mortgages securing certain loans discussed in paragraph (b) of Item 6), (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the Revised Settlement Agreement provides for Lonrho Plc to cause Hondo Company to, and Hondo Company has agreed to, support Robert O. Anderson to be elected as a director of the Issuer for five years from December 20, 1995), (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Because they may be deemed a group, within the meaning of Rule 13d-5 under the Exchange Act, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning

CUSIP No. 438138-10-9                       Page 12 of 39 Pages

of Rule 13d-3 under the Exchange Act, of 10,460,652 shares of Common Stock of the Issuer, representing, based on the 13,564,750 shares of Common Stock which were issued and outstanding on December 8, 1995 as reflected in the Issuer's Annual Report on Form 10-K for the year ended September 30, 1995, approximately 77.1% of the outstanding shares of the Issuer's Common Stock.

     Lonrho, Plc has sole voting and dispositive power with respect to the 164,544 shares of the Issuer's Common Stock owned directly by it and, by virtue of its ownership interest in each of the other Reporting Persons, may be deemed to share the right to direct the voting and disposition of 10,296,108 shares of the Issuer's Common Stock which (a) as to 10,150,200 shares of the Issuer's Common Stock, by virtue of their 50% and 25% respective ownership interests in Hondo Company, Lonrho, Inc. and Scottsdale may also be deemed to be beneficial owners with shared voting and dispositive power (subject, as discussed in paragraph (c) of Item 6 below to Hondo Company's obligation to retain 1,200,000 shares of the Issuer's Common Stock to satisfy the rights of the Anderson Family to require Hondo Company to redeem the Anderson Family's interests in Hondo Company) and (b) as to 145, 908 shares of the Issuer's Common Stock owned by Thamesedge, Thamesedge may also be deemed to be the beneficial owner with shared voting and despositive power.

     The  shareholders  of  Hondo  Company  and  their  approximate   respective
percentages of Hondo Company as of December 31, 1995 are set forth below:

                                                     Percentage of
                                                     Hondo Company
     Hondo Company Shareholders                      Common Stock
     --------------------------                      ------------

          Lonrho, Inc.                                    50%
          Scottsdale                                      25%
          The Anderson Family                             25%

     See paragraph (c) of Item 6 with respect to the rights of the Anderson Family to require Hondo Company to redeem the Anderson Family's interest in Hondo Company in exchange for 1,200,000 shares of the Issuer's Common Stock owned by the Anderson Family.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) Reference is made to Item 3 above for information with respect to the Pledge Agreement between Hondo Company and Union Bank relating to shares of the Issuer's Common Stock owned by Hondo Company which pledge was assigned by Union Bank to Lonrho Plc.

     (b) On November 30, 1988, Thamesedge purchased a $75,000,000 13.5% Senior Note, due in 1998, from the Issuer in a private placement. In December 1995, Thamesedge agreed to

CUSIP No. 438138-10-9                       Page 13 of 39 Pages

extend the mandatory redemption dates of the notes to November 1, 1997 and November 1, 1998, with one half of the aggregate principal amount outstanding on November 1, 1997 due on each such date, plus accrued interest. The Note is secured by a mortgage on certain real estate owned by the Issuer. At September 30, 1995, the outstanding amount due on this Note was $36,361,000.

     On September 1, 1991, November 1, 1991 and December 20, 1991, Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc loaned the Issuer an aggregate of $32,000,000. At the time the loans were made the interest rate was similar to that applicable to the Issuer's former working capital loan with a bank for its refining and marketing operations. In December 1995, the lenders agreed to extend the maturity date of these loans to October 1, 1997. This Note is secured by a mortgage on certain real estate owned by the Issuer. At September 30, 1995, the outstanding amount due on this Note was $34,375,000.

     On April 30, 1993, Lonrho Plc loaned to the Issuer an additional $3,000,000 and, as security, the Issuer granted to Lonrho Plc a mortgage on certain real property. On June 25, 1993, Lonrho Plc and Thamesedge agreed to loan the Issuer an additional $4,000,000 (all of which has been advanced) and, as security, the Issuer granted to Lonrho Plc a mortgage on certain other real property. In December 1995, the lenders agreed to extend the maturity of each note so that each is payable on the earlier of (i) the sale of the property securing the respective note or (ii) in ten semi-annual installments commencing on October 1, 1997.

     On December 18, 1992, Lonrho Plc and Thamesedge agreed to defer interest and certain principal payments. On December 18, 1993, Lonrho Plc and Thamesedge agreed to add accrued interest at September 30, 1993 to principal and reduce the interest rate on each of the foregoing loans to 6% per annum effective September 30, 1993 and defer principal payments on the loans described above. As consideration for the deferral of interest and principal payments, on December 18, 1992, the Issuer granted Lonrho Plc a 5% share of the Issuer's net profits, as defined, under the Opon Association Contract pursuant to which a wholly-owned subsidiary of the Issuer is participating in the exploration and development of oil and gas in the Middle Magdalena Basin, about 125 miles north of Bogota, Columbia. Following the final payment of the foregoing indebtedness, Lonrho Plc's share of such net profits will be decreased by one-half.

     Lonrho Plc, Thamesedge and the Issuer have agreed that, if the Issuer does not have sufficient cash resources to pay interest on any of the foregoing indebtedness when due, then the Issuer may offer to pay such interest in shares of its Common Stock valued at their market price on the day the interest is due. Thereupon Lonrho Plc and Thamesedge may either accept such offer or add the amount of interest then due to the remaining outstanding principal balance of the applicable obligation. See Item 3 for information concerning shares of the Issuer's Common Stock that have been issued to Lonrho Plc and Thamesedge pursuant to this arrangement.

     (c) On December 20, 1995, the Reporting Persons (other than Thamesedge) and the members of the Anderson Family entered into a Revised Settlement Agreement (as amended on



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CUSIP No. 438138-10-9                       Page 14 of 39 Pages

January 5, 1996, the "Revised Settlement Agreement") to replace a Settlement Agreement dated August 23, 1995 between them (and reported in Amendment No. 1 to this Schedule 13D). The following summary of the Revised Settlement Agreement is qualified in its entirety by reference thereto (which appears as Exhibits 10 and 11 to this statement). Under the Revised Settlement Agreement on January 5, 1996, among other things, (a) Scottsdale exercised its right under the Option Agreement dated as of July 6, 1993 between Robert O. Anderson and Scottsdale (and reported in the Original Schedule 13D) to acquire 25% of the issued and outstanding Common Stock of Hondo Company from Mr. Anderson, increasing the ownership of the Reporting Persons in Hondo Company to 75% and decreasing the ownership interest of the Anderson Family in Hondo Company to 25%; (b) the Shareholders' Agreement dated October 17, 1986 among Lonrho, Inc., the Anderson Family and Hondo Company, which (while not directly related to the Issuer's Common Stock held by Hondo Company) required Lonrho, Inc., on the one hand, and the Anderson Family, on the other hand, to designate an equal number of directors of Hondo Company, became null and void, thus enabling Lonrho, Inc. and Scottsdale as majority shareholders of Hondo Company, to elect all of Hondo Company's directors and control Hondo Company's policies; and (c) the Anderson Family agreed that their 25% interest in Hondo Company is to be exchanged for 1,200,000 shares of Common Stock of the Issuer which they, acting solely through Robert O. Anderson, would have the right to call at the rate of 400,000 shares annually for three consecutive years beginning January 5, 1997 against delivery to Hondo Company for redemption of one-third annually of their aggregate 25% interest in Hondo Company, while Hondo Company has the right, beginning January 5, 1999, to put to the Anderson Family so much of the 1,200,000 registered shares of Common Stock of the Issuer which the members of the Anderson Family have not previously required Hondo Company to transfer in exchange for their remaining interest in Hondo Company; and (d) Lonrho Plc has agreed to cause Hondo Company, and Hondo Company has agreed to, support Robert O. Anderson to be elected as a director of the Issuer for five years from December 20, 1995. Hondo Company has agreed to cause the Issuer to file a registration statement (or a post-effective amendment to an existing registration statement) under the Securities Act by April 4, 1996 covering the resale of the Issuer's shares of Common Stock deliverable to the Anderson Family (or a pledgee of the Anderson Family), and use its best efforts to cause such registration statement to be declared effective as promptly as practicable thereafter but in no event later than January 5, 1997 and to maintain such registration statement until January 5, 2000.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.* Agreement, dated January 8, 1996 between the Reporting Persons with respect to their joint filing of this statement.

2(a) Power of Attorney  dated October 6, 1994 executed by Lonrho Plc in favor of
     John F. Price and  Rudolph H. Funke with  respect to the  execution  of the
     Schedule 13D, including all amendments thereto.




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CUSIP No. 438138-10-9                       Page 15 of 39 Pages

2(b)*Power of Attorney dated January 8, 1996 executed by Thamesedge Ltd. in favor of John F. Price and Rudolf H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

3. Assignment Agreement dated as of October 3, 1994 between Union Bank and Lonrho Plc.

4. Second Amended and Restated Revolving Credit Agreement between The Hondo Company and Union Bank, including as exhibits thereto the forms of the Note, the Pledge Agreement and the Guarantees of Lonrho Plc and Robert O. Anderson.
5. Shareholders' Agreement dated October 17, 1986 by and among Robert O. Anderson, Robert B. Anderson, W. Phelps Anderson, Lonrho, Inc. and The Hondo Company (then known as The Diamond A Cattle Company).

6. Option Agreement dated as of July 6, 1993 between Robert O. Anderson and Scottsdale Princess, Inc.

7. Net Profits Share Agreement dated December 18, 1992, among the Company, Lonrho Plc and Thamesedge, Ltd.

8. Letter Agreement dated December 17, 1993, by and among the Company, Via Verde Development Company, Newhall Refining Co., Inc., Lonrho Plc and Thamesedge, Ltd.

9.+ Settlement Agreement dated August 23, 1995 between the Reporting Persons (other than Thamesedge Ltd. and Hondo Company).

10.* Revised Settlement  Agreement dated December 20, 1995 between the Reporting
     Persons (other than Thamesedge) and the Anderson Family.

11.* First Amendment dated January 5, 1996 to the Revised  Settlement  Agreement between the Reporting Persons (other than Thamesedge) and the Anderson Family.
---------------------------------------
+          Filed with Amendment No. 1 to the Schedule 13D.

*          Filed herewith.

           All other exhibits were filed with the original Schedule 13D. All exhibits, other than those filed herewith, are incorporated herein by reference thereto.




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CUSIP No. 438138-10-9                       Page 16 of 39 Pages

                                   SIGNATURES

             After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:       January 8, 1996
                                          Lonrho Plc


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price
                                               Under Power of Attorney
                                               dated October 6, 1994

                                          Lonrho, Inc.


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price, President

                                          Scottsdale Princess Inc.


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price, President

                                          Thamesedge Ltd.


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price
                                               Under Power of Attorney
                                               Dated: January 8, 1996


                                          The Hondo Company


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price, President




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CUSIP No. 438138-10-9                       Page 17 of 39 Pages


                                   APPENDIX A
                                   ----------

I.  LONRHO PLC.

           Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho Plc.

Name and               Principal
Position held          Occupation
with Lonrho Plc.       or Employment        Business Address         Citizenship
----------------       -------------        ----------------         -----------

Sir John Leahy,        Chairman           Four Grosvenor Place    United Kingdom
 K.C.M.G.              Lonrho Plc         London, SW1X 7DL,
Chairman                                   England

D. Bock                Managing           Four Grosvenor Place    Germany
Managing               Director and       London, SW1X 7DL,
Director and           Chief Executive     England
 Chief Executive       Lonrho Plc

S.E. Jonah             Director           Four Grosvenor Place    Ghana
Director               Lonrho Plc         London, SW1X 7DL,
                                           England

N.J. Morrell           Director           Four Grosvenor Place    United Kingdom
Director               Lonrho Plc         London, SW1X 7DL,
                                           England

J.L. Platts-Mills      Director           Four Grosvenor Place    United Kingdom
Director               Lonrho Plc         London, SW1X 7DL,
                                           England

P.M. Tarsh             Director           Four Grosvenor Place    United Kingdom
Director               Lonrho Plc         London, SW1X 7DL,
                                           England

R.E. Whitten           Director           Four Grosvenor Place    United Kingdom
Director               Lonrho Plc         London, SW1X 7DL,
                                           England

Terence Wilkinson      Director           Four Grosvenor Place    South Africa
Director               Lonrho Plc         London, SW1X 7DL,
                                           England



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CUSIP No. 438138-10-9                       Page 18 of 39 Pages

Name and               Principal
Position held          Occupation
with Lonrho Plc.       or Employment        Business Address         Citizenship
----------------       -------------        ----------------         -----------

M.J. Pearce            Company Secretary  Four Grosvenor Place    United Kingdom
Company Secretary      Lonrho Plc         London, SW1X 7DL,
                                           England

Peter Harper           Director-          Four Grosvenor Place    United Kingdom
Non-Executive          Parliamentary      London, SW1X 7DL,
 Independent Director   Affairs            England
                       Hanson Plc

Stephen Walls          Chairman           Four Grosvenor Place    United Kingdom
Non-Executive          Albert Fisher      London, SW1X 7DL,
 Independent Director   Group Plc.         England




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CUSIP No. 438138-10-9                       Page 19 of 39 Pages


II.  LONRHO INC.

           Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho, Inc.


Name and               Principal
Position held          Occupation
with Lonrho Inc.       or Employment        Business Address         Citizenship
----------------       -------------        ----------------         -----------

John F. Price          President            805 Third Avenue      United States
President and          Princess Hotels      New York, New York
  Director             International, Inc.   10022

James Evans            Vice President-      805 Third Avenue      United States
Controller             Finance              New York, New York
                       Princess Hotels       10022
                       International, Inc.

Rudolph H. Funke       General Counsel      805 Third Avenue      United States
Secretary              Princess Hotels      New York, New York
                       International, Inc.   10022

R.E. Whitten           Director             Four Grosvenor Place  United Kingdom
Director               Lonrho Plc           London, SW1X 7DL,
                                             England




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CUSIP No. 438138-10-9                       Page 20 of 39 Pages



III.       SCOTTSDALE.

           Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Scottsdale.


Name and               Principal
Position held          Occupation
with Scottsdale        or Employment        Business Address         Citizenship
----------------       -------------        ----------------         -----------

John F. Price          President           805 Third Avenue       United States
President and          Princess Hotels     New York, New York
  Director                                  10022

James Evans            Vice President-     805 Third Avenue       United States
Controller             Finance             New York, New York
                       Princess Hotels      10022

Rudolph H. Funke       General Counsel     805 Third Avenue       United States
Secretary              Princess Hotels     New York, New York
                                            10022

R.E. Whitten           Director            Four Grosvenor Place   United Kingdom
Director               Lonrho Plc          London, SW1X 7DL,
                                            England

P.M. Tarsh             Director            Four Grosvenor Place   United Kingdom
Director               Lonrho Plc          London, SW1X 7DL,
                                            England




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CUSIP No. 438138-10-9                       Page 21 of 39 Pages


IV.        THAMESEDGE LTD.

           Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Thamesedge.


Name and               Principal
Position held          Occupation
with Thamesedge        or Employment        Business Address         Citizenship
----------------       -------------        ----------------         -----------

P.M. Tarsh             Director            Four Grosvenor Place   United Kingdom
Director               Lonrho Plc          London, SW1X 7DL,
                        England

R.E. Whitten           Director            Four Grosvenor Place   United Kingdom
Director               Lonrho Plc          London, SW1X 7DL,
                        England






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CUSIP No. 438138-10-9                       Page 22 of 39 Pages


V.         Hondo Company

           Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.


Name and               Principal
Position held          Occupation
with Hondo Company     or Employment        Business Address         Citizenship
----------------       -------------        ----------------         -----------

John F. Price          President           805 Third Avenue       United States
President and          Princess Hotels     New York, New York
 Director                                   10022

Richard W. Reese       Vice President      410 East College Blvd. United States
Vice President         Hondo Company       Roswell, New Mexico

Ian Brownlow           Vice President      410 East College Blvd. United States
Vice President and     and Treasurer       Roswell, New Mexico
 Treasurer             Hondo Company

S.H. Cavin             Counsel             410 East College Blvd. United States
Secretary              Hondo Company       Roswell, New Mexico

D. Bock                Managing            Four Grosvenor Place   Germany
Managing               Director and        London, SW1X 7DL,
 Director              Chief Executive      England
                       Lonrho Plc

R.E. Whitten           Director            Four Grosvenor Place   United Kingdom
Director               Lonrho Plc          London, SW1X 7DL,
                                            England



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CUSIP No. 438138-10-9                       Page 23 of 39 Pages


                                    EXHIBIT 1

           The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Dated:     January 8, 1996
                                          Lonrho Plc


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price
                                               Under Power of Attorney
                                               dated October 6, 1994

                                          Lonrho, Inc.


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price, President

                                          Scottsdale Princess Inc.


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price, President

                                          Thamesedge Ltd.


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price
                                               Under Power of Attorney
                                               Dated: January 8, 1996


                                          The Hondo Company


                                          By:  /s/ JOHN F. PRICE
                                               John F. Price, President